Profit and Loss

Oakland's Proof, LLC DBA Alkali Rye

January 1-December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Income	
Catering Income	39,552.64
Discounts given	1.00
Residency Payment	3,000.00
Sales	20,906.27
Shopify Discount	-14,254.10
Shopify | Product Income | Created by Webgility	53.00
Shopify Sales	907,043.89
Shopify Shipping Income	4,878.98
Total for Income	**$961,181.68**
Cost of Goods Sold	
Cost of Goods Sold	0
Beverages for Sale	0
Beer Purchases	7,787.64
Bitters Purchases	5,929.80
Broken Case Charge	59.40
Non-Alcoholic	90,112.37
Spirits Purchases	306,570.22
Syrup Purchases	6,634.88
Vermouth Purchases	82,743.79
Wine Purchases	$23,828.11
California Wine	30,080.65
Total for Wine Purchases	**$53,908.76**
Total for Beverages for Sale	**$553,746.86**
Total for Cost of Goods Sold	**$553,746.86**
Merchandise and Retail	0
Barware and Glassware	6,457.00
Merchandise for Resale	21,108.26
Pantry Items for Sale	15,419.35
Printed Goods & Stationary	3,794.31
Total for Merchandise and Retail	**$46,778.92**
Merchant Fees	25,073.92
Packaging & Shipping Supplies - COGS	1,069.82
Shipping	6,893.27
Total for Cost of Goods Sold	**$633,562.79**
Gross Profit	**$327,618.89**
Expenses	
Advertising & Marketing	3,247.83
Bank Charges & Fees	68.38
Dues and Subscriptions	284.94

Profit and Loss

Oakland's Proof, LLC DBA Alkali Rye
January 1-December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Email Marketing	1,227.00
Equipment (deleted)	1,046.24
Insurance	0
Liability Insurance	5,102.06
Total for Insurance	**$5,102.06**
Job Supplies (deleted)	$2,136.79
Overpayment Revel Wine (deleted)	658.00
Total for Job Supplies (deleted)	**$2,794.79**
Marketing Tools & Software	1,217.88
Meals & Entertainment	3,648.46
Occupancy	0
Rent & Lease	79,998.00
Repairs & Maintenance	1,899.83
Shop Supplies and Decor	7,599.00
Utilities	0
Alarm	1,043.18
Garbage and Waste	2,084.82
Gas and Electric	4,373.31
Water	1,301.76
Total for Utilities	**$8,803.07**
Total for Occupancy	**$98,299.90**
Office Supplies	3,012.96
Outside Contractors & Services	0
Accounting and Tax Prep	4,750.00
Cleaning and Janitorial	7,000.00
Independent Contractor Support	$9,851.56
Marketing Consultant	11,150.00
Total for Independent Contractor Support	**$21,001.56**
Operations	2,618.00
Total for Outside Contractors & Services	**$35,369.56**
Outside Services	94.70
Payroll Expenses	0
Healthcare Benefits	10,279.54
Management Guaranteed Payment	104,500.00
Payroll Service Fees	1,181.39
Payroll Taxes	6,095.77
Payroll Wages	68,919.46
Worker's Comp	1,888.00
Total for Payroll Expenses	**$192,864.16**
Postage and Delivery	9,593.56

Profit and Loss

Oakland's Proof, LLC DBA Alkali Rye

January 1-December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Reimbursable Expenses	1,286.64
Software & Web Services	7,519.12
Taxes & Licenses	0
Annual Corp Tax	800.00
Business Tax	1,053.31
California Redemption Value	162.60
Permits	4,588.95
Sugar Beverage Tax	26.44
Total for Taxes & Licenses	**$6,631.30**
Travel	1,863.47
Total for Expenses	**$375,172.95**
Net Operating Income	**-$47,554.06**
Other Income	
Interest Earned	127.19
Rewards & Bonuses	2,136.23
Total for Other Income	**$2,263.42**
Other Expenses	
Amortization Expense	3,396.00
Depreciation Expense	10,080.00
Interest Paid	2,323.38
Total for Other Expenses	**$15,799.38**
Net Other Income	**-$13,535.96**
Net Income	**-$61,090.02**

Balance Sheet

Oakland's Proof, LLC DBA Alkali Rye

As of December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
Beneficial Checking x0574	53,704.36
Beneficial Savings x2533	31,257.68
Self Help Savings x5610	5,985.70
Shopify | Ecommerce Income | Created by Webgility (deleted)	47.70
Total for Bank Accounts	**$90,995.44**
Accounts Receivable	
Accounts Receivable (A/R)	
Total for Accounts Receivable	**0**
Other Current Assets	
Channel Clearing Account	0
Shopify alkali-rye.myshopify.com Clearing Account	7,118.71
Shopify alkali-rye.myshopify.com Other Payment Gateway Clearing Account	5,384.20
Total for Channel Clearing Account	**$12,502.91**
Inventory	68,231.77
Total for Other Current Assets	**$80,734.68**
Total for Current Assets	**$171,730.12**
Fixed Assets	
ABC Liquor License	19,388.00
Accumulated Amortization	-15,215.00
Accumulated Depreciation	-52,118.00
Furniture, Fixtures and Equipment	31,184.02
Goodwill	31,545.00
Leasehold Improvements	86,690.75
Total for Fixed Assets	**$101,474.77**
Other Assets	
Security Deposit	19,184.00
Total for Other Assets	**$19,184.00**
Total for Assets	**$292,388.89**

Balance Sheet

Oakland's Proof, LLC DBA Alkali Rye

As of December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	120,196.83
Total for Accounts Payable	**$120,196.83**
Credit Cards	
AMEX x1006	23,444.43
Chase x9321	6,939.07
Total for Credit Cards	**$30,383.50**
Other Current Liabilities	
Accrued Expenses	4,709.71
Bluevine Line of Credit	287.56
California Department of Tax and Fee Administration Payable	
Channel Sales Tax Payable	0
Shopify Sales Tax	27,088.01
Total for Channel Sales Tax Payable	**$27,088.01**
Sales Tax Payable	
Self Help Loan	11,355.12
Short-Term Loan	0
Jessica Personal Expenses	0.30
Shopify Capital Loan	16,344.13
Total for Short-Term Loan	**$16,344.43**
Total for Other Current Liabilities	**$59,784.83**
Total for Current Liabilities	**$210,365.16**
Long-term Liabilities	
Long-Term Loans	0
Cheryl Lew	20,000.00
Inner City Advisor	32,143.00
Sean Fong	
Total for Long-Term Loans	**$52,143.00**
SBA Loan	98,104.00
Total for Long-term Liabilities	**$150,247.00**
Total for Liabilities	**$360,612.16**
Equity	
Retained Earnings	-154,784.78
Net Income	-61,090.02

Balance Sheet

Oakland's Proof, LLC DBA Alkali Rye

As of December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Investment	0
Arthur Chen & Peggy Saika	75,000.00
Chris Darby	10,000.00
Eddy "Xiao Fei" Zheng	25,000.00
Edwin Eng & Welmin Militante	10,000.00
Miya Saika Chen & Amado Uno	10,000.00
Priscilla & James Borrelli	10,000.00
Victor Uno and Josie Camacho	10,000.00
Total for Investment	**$150,000.00**
Owner's Investment	0
Jessica's Owner Investment	1,300.00
Total for Owner's Investment	**$1,300.00**
Owner's Pay & Personal Expenses	-3,648.47
Total for Equity	**-$68,223.27**
Total for Liabilities and Equity	**$292,388.89**

Statement of Cash Flows

Oakland's Proof, LLC DBA Alkali Rye

January 1-December 31, 2023

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-61,090.02
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable (A/P)	12,584.99
Accrued Expenses	4,709.71
Accumulated Amortization	3,396.00
Accumulated Depreciation	10,080.00
AMEX x1006	21,230.21
Bluevine Line of Credit	287.56
California Department of Tax and Fee Administration Payable	
Channel Clearing Account:Shopify alkali-rye.myshopify.com Clearing Account	7,853.55
Channel Sales Tax Payable:Shopify Sales Tax	25,704.25
Chase x9321	6,939.07
Inventory	26,327.47
Sales Tax Payable	-30,471.20
Self Help Loan	-6,495.28
Short-Term Loan:Shopify Capital Loan	9,327.33
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$91,473.66**
Net cash provided by operating activities	**$30,383.64**
INVESTING ACTIVITIES	
Leasehold Improvements	-6,939.07
Net cash provided by investing activities	**-$6,939.07**
FINANCING ACTIVITIES	
Investment:Arthur Chen & Peggy Saika	10,000.00
Investment:Miya Saika Chen & Amado Uno	5,000.00
Long-Term Loans:Inner City Advisor	-9,821.35
Long-Term Loans:Sean Fong	-10,000.00
Owner's Investment:Jessica's Owner Investment	-15,000.00
Owner's Pay & Personal Expenses	-3,648.47
SBA Loan	-7,196.00
Net cash provided by financing activities	**-$30,665.82**
NET CASH INCREASE FOR PERIOD	**-$7,221.25**
Cash at beginning of period	**$98,216.69**
CASH AT END OF PERIOD	**$90,995.44**